EXHIBIT 99.1

Company Contact:

Michael Rabinovitch

EVP & Chief Financial Officer

(954) 590-9000

BIRKS & MAYORS INC. REPORTS FIRST QUARTER COMPARABLE STORE SALES INCREASE OF 9%

Montreal, Quebec. (July 10, 2013) – Birks & Mayors Inc. (NYSE MKT LLC: BMJ) (the “Company”) announced today that net sales during the 13 weeks ended June 29, 2013 were $70.1 million, representing an increase of $1.3 million, or 2%, compared to net sales of $68.8 million during the first quarter of fiscal 2013. Comparable store sales increased 9% during the first quarter (comparable store sales include stores open in both the current and prior period and are expressed at a constant exchange rate). The net increase in sales of $1.3 million was primarily driven by the 9% increase in comparable store sales, partially offset by the $2.1 million of lower sales associated with the closure of seven underperforming stores, $1.7 million of decreased revenues related to non-retail activities (corporate sales, refining activities and internet sales) and $0.6 million of lower sales related to translating the Company’s Canadian sales into U.S. dollars due to the weaker Canadian dollar. The comparable store sales increase reflects a 5% increase in sales from the stores in Canada while comparable store sales in the U.S. increased by 15%.

About Birks & Mayors Inc.

Birks & Mayors is a leading operator of luxury jewelry stores in the United States and Canada. As of June 29, 2013, the Company operated 29 stores under the Birks Brand in most major metropolitan markets in Canada, 20 stores in Florida and Georgia under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com